Barclays PLC One Churchill Place London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

30 September 2014

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended 31 December 2013, filed 14 March 2014

Files No. 001-09246 and 001-10257

Dear Ms. Ciboroski,

Thank you for your letter dated 24 September 2014 regarding the filing listed above. We are currently working on a response to your letter, and we confirm our intention to submit our initial response by 22 October 2014.

Please contact me should you have any additional comments or require additional information.

Yours sincerely,

/s/ Tushar Morzaria
Group Finance Director
Tushar Morzaria

Cc	Jim Dunn

(Securities and Exchange Commission)

George H. White

(Sullivan & Cromwell LLP)